UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

35 English Drive
Moncton, New Brunswick, Canada E1E 3X3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of ORGANIGRAM HOLDINGS INC. (File No. 333-234564), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits
99.1

Second Amendment dated May 28, 2020 to Credit Agreement dated May 31, 2019 between Organigram Holdings Inc. and Bank of Montreal as lead arranger and agent as well as a syndicate of three other lenders.

99.2

First Amendment dated November 15, 2019 to Credit Agreement dated May 31, 2019 between Organigram Holdings Inc. and Bank of Montreal as lead arranger and agent as well as a syndicate of three other lenders.

99.3	Credit Agreement dated May 31, 2019 between Organigram Holdings Inc. and Bank of Montreal as lead arranger and agent as well as a syndicate of three other lenders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West_______________________
Derrick West
Chief Financial Officer

Date:  June 2, 2020